                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
     FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998


       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
     FOR THE TRANSITION PERIOD FROM _______ TO ________

Commission file number 0-7416

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             SMS Retirement Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

             Shared Medical Systems Corporation
             51 Valley Stream Parkway
             Malvern, Pennsylvania 19355

                          SMS RETIREMENT SAVINGS PLAN
                          ---------------------------
                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
                  -------------------------------------------

                                                                    PAGE
                                                                  REFERENCE
                                                                  ---------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                              1

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS -
  DECEMBER 31, 1998 and 1997                                          2

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
  FOR THE YEAR ENDED DECEMBER 31, 1998                                3

NOTES TO FINANCIAL STATEMENTS                                         5

SCHEDULE I: ITEM 27(a) - SCHEDULE OF ASSETS HELD
  FOR INVESTMENT - DECEMBER 31, 1998                                  9

SCHEDULE II: ITEM 27(d) SCHEDULE OF REPORTABLE
  TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1998                  10

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS                            11

SIGNATURE PAGE                                                       12

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of the
SMS Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the SMS Retirement Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits, for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Administrative Committee ("Management"). Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits, for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment as of December 31, 1998 and of reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                                  /s/ ARTHUR ANDERSEN LLP

Philadelphia, PA
  May 20, 1999

                          SMS RETIREMENT SAVINGS PLAN
                          ---------------------------
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                -----------------------------------------------
                            (amounts in thousands)

                                                                                               DECEMBER 31
                                                                                     -----------------------------
                                                                                         1998              1997
                                                                                     ---------           ---------
RECEIVABLES:
     Participant Contributions.................................................      $  1,645            $   1,388
     Company Contributions.....................................................           351                  203
     Participant Loan Repayments...............................................           157                  129
PARTICIPANTS' LOANS RECEIVABLE.................................................         5,682                4,696
INVESTMENTS, AT FAIR VALUE:
     SMS Company Stock Fund....................................................        16,750               18,568
     Vanguard Wellington Fund..................................................        15,836               11,769
     Vanguard Windsor Fund.....................................................        71,430               76,851
     Vanguard Morgan Growth Fund...............................................        42,951               32,931
     Vanguard Long-Term Corporate Fund.........................................        23,164               18,756
     Vanguard Prime Money Market Fund..........................................        13,634               10,361
     Vanguard 500 Index Fund...................................................        68,395               44,568
     Vanguard PRIMECAP Fund....................................................        22,754               14,249
     Vanguard International Growth Fund........................................         6,559                4,820
     Vanguard Total Bond Market Index Fund.....................................         2,725                  986
                                                                                     --------           ----------
          NET ASSETS AVAILABLE FOR BENEFITS                                          $292,033            $ 240,275
                                                                                     ========           ==========

       The accompanying notes are an integral part of these statements.

                            SHARED MEDICAL SYSTEMS
                            ----------------------
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ---------------------------------------------------------
                     FOR THE YEAR ENDED DECEMBER 31, 1998
                     ------------------------------------
                            (amounts in thousands)

                                                                      SMS COMPANY    VANGAURD       VANGUARD        VANGUARD
                                                                         STOCK       WELLINGTON     WINDSOR          MORGAN
                                                                         FUND          FUND           FUND         GROWTH FUND
                                                                      --------------------------------------------------------
INVESTMENT INCOME:
     Interest, Dividends, Capital Gain Distributions..........         $   259        $ 1,725       $   6,308         $ 3,246

PARTICIPANTS' CONTRIBUTIONS...................................           1,494          2,248           6,436           3,386

COMPANY CONTRIBUTIONS.........................................             307            378           1,100             536

PARTICIPANT REDISTRIBUTIONS...................................           1,070            398         (11,123)           (382)

NET REALIZED/UNREALIZED GAINS (LOSSES)
     ON INVESTMENTS...........................................          (4,369)          (176)         (6,218)          4,278

DISTRIBUTIONS TO PARTICIPANTS.................................            (507)          (440)         (1,760)           (881)

PARTICIPANTS' LOANS ISSUED, NET OF
     REPAYMENTS...............................................             (60)           (38)           (246)           (146)
                                                                      -------------------------------------------------------
NET INCREASE (DECREASE) IN PLAN ASSETS........................          (1,806)         4,095          (5,503)         10,037

NET ASSETS AVAILABLE FOR BENEFITS:
     BEGINNING OF YEAR........................................          18,682         11,920          77,352          33,151
                                                                      -------------------------------------------------------
     END OF YEAR..............................................        $ 16,876       $ 16,015       $  71,849      $   43,188
                                                                      =======================================================

                                                                    VANGUARD          VANGUARD
                                                                   LONG-TERM         PRIME MONEY
                                                                 CORPORATE FUND      MARKET FUND
                                                                 -------------------------------
INVESTMENT INCOME:
     Interest, Dividends, Capital Gain Distributions..........   $   1,769           $    603

PARTICIPANTS' CONTRIBUTIONS...................................       1,756              1,340

COMPANY CONTRIBUTIONS.........................................         307                350

PARTICIPANT REDISTRIBUTIONS...................................         952              1,589

NET REALIZED/UNREALIZED GAINS (LOSSES)
     ON INVESTMENTS...........................................          56                  -

DISTRIBUTIONS TO PARTICIPANTS.................................        (413)              (394)

PARTICIPANTS' LOANS ISSUED, NET OF
     REPAYMENTS...............................................         (22)              (104)
                                                                 ----------------------------
NET INCREASE (DECREASE) IN PLAN ASSETS........................       4,405              3,384

NET ASSETS AVAILABLE FOR BENEFITS:
     BEGINNING OF YEAR........................................      18,888             10,367
                                                                 ----------------------------
     END OF YEAR..............................................   $  23,293           $ 13,751
                                                                 ============================

                            SHARED MEDICAL SYSTEMS
                            ----------------------
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ---------------------------------------------------------
                     FOR THE YEAR ENDED DECEMBER 31, 1998
                     ------------------------------------
                            (amounts in thousands)


                                                                           VANGUARD      VANGUARD     VANGUARD        VANGUARD
                                                                           500 INDEX     PRIMECAP   INTERNATIONAL    TOTAL BOND
                                                                             FUND         FUND       GROWTH FUND   MARKET INDEX FUND
                                                                      --------------------------------------------------------------
INVESTMENT INCOME:
     Interest, Dividends, Capital Gain Distributions..........             $    990      $    867       $    132      $     117

PARTICIPANTS' CONTRIBUTIONS...................................                5,499         3,185          1,043            517

COMPANY CONTRIBUTIONS.........................................                  860           464            152             56

PARTICIPANT REDISTRIBUTIONS...................................                5,100         1,140            (80)         1,336

NET REALIZED/UNREALIZED GAINS (LOSSES)
     ON INVESTMENTS...........................................               13,143         3,468            710             23

DISTRIBUTIONS TO PARTICIPANTS.................................               (1,420)         (602)          (204)          (295)

PARTICIPANTS' LOANS ISSUED, NET OF
     REPAYMENTS...............................................                 (237)           41             (7)             5
                                                                      ---------------------------------------------------------
NET INCREASE (DECREASE) IN PLAN ASSETS........................               23,935         8,563          1,746          1,759

NET ASSETS AVAILABLE FOR BENEFITS:
     BEGINNING OF YEAR........................................             $ 44,903      $ 14,429       $  4,885      $   1,002
                                                                      ---------------------------------------------------------
     END OF YEAR..............................................             $ 68,838      $ 22,992       $  6,631      $   2,761
                                                                      =========================================================

                                                                 PARTICI-
                                                                  PANT
                                                                 LOANS          TOTAL
                                                                 ------------------------
INVESTMENT INCOME:
     Interest, Dividends, Capital Gain Distributions..........    $   377       $  16,393

PARTICIPANTS' CONTRIBUTIONS...................................          -       $  26,904

COMPANY CONTRIBUTIONS.........................................          -       $   4,510

PARTICIPANT REDISTRIBUTIONS...................................          -       $       -

NET REALIZED/UNREALIZED GAINS (LOSSES)
     ON INVESTMENTS...........................................          -       $  10,915

DISTRIBUTIONS TO PARTICIPANTS.................................        (48)      $  (6,964)

PARTICIPANTS' LOANS ISSUED, NET OF
     REPAYMENTS...............................................        814       $       -
                                                                 ------------------------

NET INCREASE (DECREASE) IN PLAN ASSETS........................      1,143       $  51,758

NET ASSETS AVAILABLE FOR BENEFITS:
     BEGINNING OF YEAR........................................   $  4,696       $ 240,275
                                                                 ------------------------
     END OF YEAR..............................................   $  5,839       $ 292,033
                                                                 ========================

                          SMS RETIREMENT SAVINGS PLAN
                          ---------------------------
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                          DECEMBER 31, 1998 and 1997
                          ---------------------------

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
    ------------------------------------------

    The accompanying financial statements have been prepared on the accrual basis of accounting.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes of net assets available for benefits, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Shared Medical Systems Corporation (the "Company") has elected to file with the Securities and Exchange Commission financial statements prepared in conformance with guidelines issued under the Employee Retirement Income Security Act of 1974(ERISA), as amended.

    Investments of the Plan are presented in the statements of net assets available for benefits at fair value.

    Plan receivables reported on the statements of net assets available for benefits have not been allocated on an individual fund basis. Therefore, the December 31, 1998 fair values reported for each investment fund on the statements of net assets available for benefits differ from the ending fund balances reported on the statement of changes in net assets available for benefits, but the statements agree in aggregate.


(2) DESCRIPTION OF THE PLAN:
    ------------------------

    ELIGIBILITY
    -----------

    Employees of the Company, as defined in the Plan, are eligible to participate in the Plan with respect to before-tax contributions ("base contributions") and employer matching contributions (both as described below) on the first day of employment, and with respect to employer profit-sharing contributions (also described below) on the January 1 coincident with or following the first day of employment. Approximately 6,707 employees were eligible to participate in the Plan as of December 31, 1998.

    PARTICIPATION
    -------------

    Base Contributions - Eligible employees may contribute, through salary
    ------------------
    reductions, up to 15% of compensation, subject to certain limitations under the Internal Revenue Code (the "Code"). The percentage of base contributions by a participant is subject to adjustment by the Company at any time to maintain the Plan's compliance with the anti-discrimination requirements of the Code.

    Employer Matching Contributions - The Company may match, through
    -------------------------------
    discretionary employer contributions, a portion of a participant's base contribution in an amount to be determined annually by the Company's Board of Directors. For the Plan years ended December 31, 1998 and 1997 the Company contributed $4,510,000 and $3,749,000 respectively, in matching contributions.

    Profit-sharing Contributions - The Company may make profit-sharing
    ----------------------------
    contributions as determined at the discretion of its Board of Directors. Such contributions will be allocated in accordance with the Plan document. For the Plan years ended December 31, 1998 and 1997 there were no profit-sharing contributions.

    Vesting - All participants are fully vested in their base contribution
    -------
    account balances at all times. A participant becomes 20% vested in his/her employer matching and employer profit-sharing contributions after three years of service. An additional 20% vests each year thereafter, with full vesting after seven years of service. A year of service is defined as a calendar year in which the participant completes at least 1,000 hours of service. Forfeitures are used to reduce employer matching or employer profit-sharing contributions for the year in which the forfeitures occur.

    Investment Directions - Participants may elect to have their base, employer
    ---------------------
    matching, and profit-sharing contributions to the Plan invested in the following funds, provided that each fund selected must receive a proportion of not less than 10% of a participant's contribution:

          Shared Medical Systems Corporation Company Stock Fund - invests in
          -----------------------------------------------------
          Company common stock.

          Vanguard Wellington Fund - provides conservative investors with a
          ------------------------
          prudent investment program that ensures a)conservation of principal;
          b)reasonable income return; and, c)profits without undue risks.

          Vanguard Windsor Fund - seeks long-term growth of capital and income
          ---------------------
          by investing in a Portfolio of common stocks. As a secondary objective, the Fund also seeks a reasonable level of current income.

          Vanguard Morgan Growth Fund - seeks long-term growth of capital by
          ---------------------------
          investing in a Portfolio of common stocks.

          Vanguard Long-Term Corporate Fund - provides a high level of current
          ---------------------------------
          income, consistent with maintenance of principal and liquidity, by investing in a diversified portfolio of long-term, investment-grade bonds.

          Vanguard Prime Money Market Fund - seeks maximum current income,
          --------------------------------
          preservation of capital, and liquidity by investing in a Portfolio of money market instruments.

          Vanguard 500 Index Fund - attempts to provide investment results that
          -----------------------
          correspond to the price and yield performance of publicly traded stocks, in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.

          Vanguard PRIMECAP Fund - seeks long-term growth of capital by
          ----------------------
          investing principally in a Portfolio of common stocks.

          Vanguard International Growth Fund - seeks long-term capital growth by
          ----------------------------------
          investing in the common stocks of companies based outside of the United States.

          Vanguard Total Bond Market Index Fund - attempts to match the total
          -------------------------------------
          return of the Lehman Brothers Aggregate Bond Index.

    In the absence of any written designation of investment fund preference, the Trustee shall direct that all base, employer matching or employer profit-sharing contributions received for any participant be invested in the Vanguard Prime Money Market Reserves Fund.

    Participants must maintain a minimum of 10% of their account balance in each selected fund. Participants may reapportion their account balances once during each quarter ending March 31, June 30, September 30, and December 31.

    The following funds individually represent more than 5% of the net assets available for benefits of the Plan for the years ended December 31, 1998 and 1997:

      -  SMS Company Stock Fund
      -  Vanguard Windsor Fund
      -  Vanguard Morgan Growth Fund
      -  Vanguard Long-Term Corporate Fund
      -  Vanguard 500 Index Fund
      -  Vanguard PRIMECAP Fund
      -  Vanguard Wellington Fund


    Participant Loans - A participant may borrow the lesser of $50,000 or one-
    -----------------
    half of the vested balance of the participant's base contribution account and employer matching contribution account, with a minimum loan amount of $1,000. A participant may not have more than one loan outstanding at any time. The participant may elect repayment terms of one to five years, except that a loan used to acquire the participant's principal residence may have a longer term. The interest rate charged for the term of the loan is one percentage point above the prime rate at the date of inception. The interest rates on outstanding loans as of December 31, 1998 range from 7.00% to 12.50%.

    Withdrawals - A participant may elect to make withdrawals of supplemental
    -----------
    contributions (after-tax contributions made to the Plan prior to January 1, 1989) in accordance with the Plan. After withdrawing all amounts credited to his/her supplemental contribution account, the participant can withdraw his/her remaining vested account balance in accordance with Plan provisions for hardship withdrawals.

    Distribution of Benefits - Upon termination of service due to death,
    ------------------------
    disability, retirement, or other reasons, a participant shall be entitled to benefits based on the net vested amounts in the participant's accounts. The form of payment of these benefits is either a lump-sum distribution or installment payments, in accordance with Plan provisions.

    Termination of the Plan - Although it has not expressed any intent to do so,
    -----------------------
    the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, affected participants will become fully vested in their account balances and receive a complete distribution in accordance with Plan provisions.

    Administration of the Plan - The Plan is administered by an Administrative
    --------------------------
    Committee, which is appointed by the Board of Directors.

    The Vanguard Group of Investment Companies, is the Plan recordkeeper, trustee and custodian. All costs with respect to services performed for the Plan by Vanguard were paid by the Company.

(3) FEDERAL INCOME TAXES APPLICABLE TO THE PLAN:
    -------------------------------------------

    The Internal Revenue Service has determined and informed the Company by a letter dated June 4, 1997 that the Plan is in compliance with the applicable sections of the Internal Revenue Code (IRC). The Administrative Committee and Legal Counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


(4) SUBSEQUENT EVENT:
    ----------------

    On January 31, 1998, the Company increased its ownership interest in Delta Health Systems ("Delta") from 50% to 100%. Prior to the acquisition, Delta operated a profit-sharing plan (Delta Plan). The Plan was amended to provide for the merger of the Delta Plan funds into the Plan and for the participation in the Plan of eligible employees of Delta. The merger was effective January 1, 1999 and the asset transfer was completed on April 1, 1999 and was valued at $5,004,788.


(5) RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
    ---------------------------------------------------

    The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                December 31,
                                                              1998        1997
                                                              ----        ----
      Net assets available for plan benefits
        per the financial statements.                    $292,033,000   $240,275,000
      Amounts allocated to withdrawing
          Participants.                                      (208,000)      (368,000)
                                                         ------------   ------------
      Net assets available for benefits
           per the Form 5500.                            $291,825,000   $239,907,000
                                                         ============   ============

    The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1998:

      Benefits paid to participants per the financial statements          $6,964,000
      Add: Amounts allocated to withdrawing participants
        at December 31, 1998                                                 208,000
      Less: Amounts allocated to withdrawing participants
        at December 31, 1997                                                (368,000)
                                                                          ----------
       Benefits paid to participants per the Form 5500                    $6,804,000
                                                                          ==========

      Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                                  ITEM 27 (a)                       SCHEDULE I
                                                                    PLAN NO. 007

                                EIN 23-1704148
                                --------------
                          SMS RETIREMENT SAVINGS PLAN
                          ---------------------------
                    SCHEDULE OF ASSETS HELD FOR INVESTMENT
                    --------------------------------------
                               DECEMBER 31, 1998
                               -----------------
                            (dollars in thousands)

                                                                                                    FAIR
IDENTITY OF ISSUE                              DESCRIPTION                      COST               VALUE
-----------------                              -----------                ---------------        ------------
Shared Medical Systems                         SMS Common Stock                 $ 12,569           $ 16,750
Corporation "SMS" (1)                           335,829 shares

Vanguard Wellington Fund (1)                   Mutual Fund                        14,454             15,836
                                                539,562 shares

Vanguard Windsor Fund (1)                      Mutual Fund                        69,386             71,430
                                                4,587,676 shares

Vanguard Morgan Growth Fund (1)                Mutual Fund                        32,644             42,951
                                                2,178,060 shares

Vanguard Long-Term Corporate Fund (1)          Mutual Fund                        21,569             23,164
                                                2,493,466 shares

Vanguard Prime Money Market Fund (1)           Money Market Fund                  13,634             13,634

Vanguard 500 Index Fund (1)                    Mutual Fund                        39,620             68,395
                                                600,218 shares

Vanguard PRIMECAP Fund (1)                     Mutual Fund                        17,347             22,754
                                                477,417 shares

Vanguard International Growth Fund (1)         Mutual Fund                         5,991              6,559
                                                349,427 shares

Vanguard Total Bond Market                     Mutual Fund                         2,687              2,725
Index Fund (1)                                  265,314 shares

Participant Loans (1)                          Loan Fund                           5,839              5,839
                                                                          ---------------        ------------
                                                                                $235,740           $290,037
                                                                          ===============        ============

(1) Denotes party-in-interest

                                 ITEM 27 (d)                         SCHEDULE II
                                                                     PLAN NO.007

                                EIN 23-1704148
                                --------------
                          SMS RETIREMENT SAVINGS PLAN
                          ---------------------------
                      SCHEDULE OF REPORTABLE TRANSACTIONS
                      -----------------------------------
                     FOR THE YEAR ENDED DECEMBER 31, 1998
                     ------------------------------------
                            (dollars in thousands)


                                                                                                         CURRENT
                                                                                                         VALUE OF
                                                                                                         ASSETS ON
                                                                     PURCHASE    SELLING     COST OF    TRANSACTION
IDENTITY OF PARTY            DESCRIPTION OF TRANSACTION               PRICE       PRICE      ASSETS        DATE        NET GAIN
------------------------     ------------------------------------    --------    -------    ---------   -----------    --------
Vanguard Group of            (189) Purchases of 150,042 shares of
Investment Companies         500 Index Fund (1)                       $15,152                $15,152      $15,152            -

Vanguard Group of            (164) Sales of 44,636 shares of
Investment Companies         500 Index Fund (1)                                  $ 4,468     $ 2,938      $ 4,468       $1,530

Vanguard Group of            (128) Purchases of 941,439 shares of
Investment Companies         Windsor Fund (1)                         $15,435                $15,435      $15,435            -

Vanguard Group of            (211) Sales of 879,736 shares of
Investment Companies         Windsor Fund (1)                                    $14,637     $13,444      $14,637       $1,193

Vanguard Group of            (141) Purchases of 489,529 shares of
Investment Companies         Morgan Growth Fund (1)                   $ 9,155                $ 9,155      $ 9,155            -

Vanguard Group of            (148) Sales of 188,984 shares of
Investment Companies         Morgan Growth Fund (1)                              $ 3,414     $ 2,815      $ 3,414       $  599

(1) This is a party-in-interest transaction.

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Administrative Committee of the
SMS Retirement Savings Plan:

As independent public accountants, we hereby consent to the incorporation by reference of our report dated May 20, 1999, on the SMS Retirement Savings Plan financial statements as of December 31, 1998 included in this Form 11-K, into Shared Medical Systems Corporation's previously filed Registration Statement on Form S-8 (File No. 33-34089).



                                                             ARTHUR ANDERSEN LLP


Philadelphia, PA
June 28, 1999

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                              SMS RETIREMENT SAVINGS PLAN


Date: June 28, 1999           By:   /S/ Paul Yakulis
                                 ------------------------------------
                                  Paul Yakulis
                                  Chairman, Administrative Committee